Filed by D8 Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: D8 Holdings Corp.

Commission File No. 333-257055

Date: August 3, 2021

On June 25, 2021, Adam Sachs, the Co-founder and Chief Executive Officer of Vicarious Surgical Inc., participated in an interview at the Life Science Intelligence 2021 Conference with Benjamin Glenn of A Matter of Innovation. A copy of the transcript of the interview is set forth below:

<<Benjamin Glenn, Interviewer>>

LSI 2021 at the beautiful Ritz Carlton Niguel. It's Nearly True Tales of Innovation. I'm your host Benjamin Glenn. Say hello to my guest, Adam Sachs here at LSI 2021. Adam, thanks for coming by the studio.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Thanks so much for having me.

<<Benjamin Glenn, Interviewer>>

So how's the conference been for you so far?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

It's been incredible. I mean, this is one of the best conferences, especially just watching the progress and it's come up in such a short amount of time to watch everything that they've done, the people that they brought in, the other companies getting to see some of these amazing technologies has been incredibly fun.

<<Benjamin Glenn, Interviewer>>

Scott Pantel does a great job of curating an array of different companies and investors, so I got to see you. You were on a panel at lunch today. How did that go for you?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Oh, it was really good. Yeah, Noam did a great job of moderating it, setting up all the questions and it's really fun to have the opportunity to share some of our story, especially around fundraising, the startup itself, the last seven years of the experience here, rather than just talking about the product that we're launching, which I am incredibly excited about and looking forward to talking about, but it is fun to tell the story of the company as well.

<<Benjamin Glenn, Interviewer>>

Well, let's get right into that, Adam. So you've had some recent good news, and if you've been in a cave and haven't heard, why don't you share that with us now?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yes, we will be going public via the SPAC merger for a total deal size of bringing in over 400 million onto our balance sheet, about 460 total. Merging with D8 Holdings, it's a SPAC run by some really incredible people. At Vicarious Surgical, D8 Holdings is as decided to merge with us after a ton of diligence digging in for, really, the last couple of months with their experts, advisors sending out surgeons to visit and try our system. And we signed a definitive agreement and raised an incredible pipe with Becton Dickinson and a major institutional investor as two of the larger checks in the pipe.

<<Benjamin Glenn, Interviewer>>

Oh, congratulations Adam. That sounds like fantastic advancements. So Adam it seems like Vicarious Surgery is part of that trajectory of going from invasive to minimally invasive and now maybe super ultra-minimally invasive. Can you tell us more about how it fits into that arc of minimally invasive surgery?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah, of course. So the minimally invasive surgery really started in an attempt to get away from open surgery, which is where surgeons make large incisions. They quite literally open up the patient, use their own hands, they can see with their own eyes, but unfortunately we had open surgery the complication rates are as high as about 20% from the incision site itself. So that's what minimally invasive surgery has always been all about, is getting away from those huge incisions to a number three to five, sometimes more, tiny little incisions in the abdominal wall, inserting long slender instruments through those incisions into the abdominal cavity and operating.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

But unfortunately, it's really transferred a lot of the complications from the patient over to the surgeon into the hospital. Even with legacy multi-port surgical robots, the surgeon has to actually design the robotic motion for every procedure that they perform based on where they put those incisions. So our technology it's a single-port system. There have also been a few other single-port attempts, but they're all based on flexible robotic technology, have incredibly low forces, very limited operating areas straight in front.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

And importantly, they're actually starting to get back up to open surgery, complication rates with incisions that are in the ballpark of two and a half centimeters or more across. So our system is much, much smaller, much less invasive and also offers much more capability for the surgeon.

<<Benjamin Glenn, Interviewer>>

How does your system enable that surgeon to have that better operating feel or better operating capability over the single-port access systems that have existed before?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Good question. So the existing single-port systems that have been developed as well as the multi-port systems either have been based on flexible robotics, which has very little force capability overall, compared to its size or rigid robotic technology that has coupled emotion. And what that means is that every joint that you move, all the other joints also move. And the result of that is unfortunately, an exponential buildup of force across the arm.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

So we figured out how to remove that buildup of force, fully decouple the actuators. That allows us to have rigid decoupled actuators, nine actuators total inside of the body that actually replicate the wrists, elbows and shoulders of the surgeon, so that gives them so much more dexterity all through a single 15 millimeter, 1.5 centimeter incision. That's a normal laparoscopic-sized incision offering all of this capability to the surgeon.

<<Benjamin Glenn, Interviewer>>

Adam, it's interesting to think about augmenting the surgeon. We always need the surgeon’s hands and the surgeon’s skills. One of the themes that started earlier in some other interviews today, we were looking at formula one. And if you look at the evolution of formula one in the 1970s, not much, a lot of manual, the strength of the driver really, but then the car began to augment and now you look at it today. So do you think that holds for how your company is going to help change or augment the surgeons? Does that analogy hold for you?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Of course. I mean, it's a really good analogy. We're already doing that today. Already adding some superhuman capabilities that are beyond the surgeon’s own motion capability that they can do across multiple different areas to help with suturing, to help exert forces similar to that steering wheel. And on top of all of that, we've also put 28 sensors in each arm of the robot. This allows us to measure force and position in real time. Our camera maps the abdomen in 3D due to a combination of technologies that are built into it. And the analogy I'd actually use for this is our AI team has actually built the self-driving car instead of many of our competitors that are focusing on automating an existing Toyota Corolla.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

We've literally put the LIDAR, we put the radar, we put the computer vision, everything that you need in order to collect the data both for large data sets, as well as intraoperatively for that individual procedure in order to automate. And we're focused entirely on things that make the surgeon's life easier. And we're a long way from true autonomous surgery, but really cutting back on the amount of simple tasks that the surgeon has to do repetitively will make their jobs much easier and make them able to perform surgery much better.

<<Benjamin Glenn, Interviewer>>

So the procedures that you're beginning with, you got to start somewhere, where are you beginning? What's the first strike point for the company? If you can talk about that.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah, no, of course. We're starting with hernia repair, specifically ventral wall hernia repair. With legacy surgical robots, it's incredibly difficult to access the sealing of the abdomen, the ventral abdominal wall when the patient is lying on their back on the operating table. You end up really struggling to access the area. Our system can quite literally, the surgeon can reach up work above themselves easily, naturally, they can sew, they can do what's called a complex abdominal wall repair, separation of parts technique where you actually take down some of the layers of the abdominal wall, tuck a prosthetic mesh up above those layers, up above either the rectus abdominis muscle or right above the peritoneum.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

This results in much, much better outcomes for the patient. But it's so difficult to do with legacy surgical robots that it's rarely performed. I will say though, that that is a stepping stone to the rest of the market. It's an amazing market, but it is just a stepping stone. We are going to be doing so many more procedures and within a year we're launching tool after tool, indication after indication to get to a much broader market.

<<Benjamin Glenn, Interviewer>>

So where does your team primarily operate?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

We're in Boston. So actually this week, we are moving from in the city of Boston to a suburb as we've acquired significantly more space, we're building out a larger facility, including manufacturing, a clean room and a number of other related things. So we're incredibly excited to be moving to Waltham into this new facility.

<<Benjamin Glenn, Interviewer>>

Adam, Vicarious has been funded, lots of gas in the tank from VC, now you've made that pivot, you've gone through and shot the rapids in the SPAC process. Can you help set up that comparison? What was it like between normal venture, which lots of experience there, not so much on the SPAC, what can you tell us?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah, I mean, it's been two pretty different beasts here between raising private funding from VC, our primary backers are Bill Gates and his venture fund, Vinod Khosla, Khosla Ventures, Eric Schmidt's innovation endeavors, as well as a handful of other pretty incredible funds that are backing us. But working with them specifically versus working with the public markets and going public via the SPAC merger are two very different things. With the SPAC merger, the process is pretty significant, it really starts with finding an incredible bank. We're working with the team at Credit Suisse that has done this pretty good handful of times at this point.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

And then you have a number of road shows that you go on. So you do a SPAC road show, find a SPAC that you really want to partner with long-term. And I think for a company like us, it was really important finding the right partners, the ones that would do all of the diligence to give the public markets the confidence that they really need for a transaction like this to be effective. And then you do a pipe roadshow because it's important to raise the pipe that is the private investment into the SPAC that essentially validates the transaction, serves as price discovery for that transaction.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

We are incredibly proud to have some amazing investors join our pipe, and we were oversubscribed, especially in a pretty brutal market over the last month or two. I think most pipes actually haven't gotten done successfully and we were proud to have made it out, actually both upsizing the total round and cutting back some of the investors in order to fit people in. And then after that, you file an S-4, go through the review process with the SEC and complete the merger and change the ticker over.

<<Benjamin Glenn, Interviewer>>

It sounds like it's an incredible process and that you navigated it well.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah, I'll say the things that really were key to navigating it well were having an amazing team. Our executive chairman as well as our GC, CFO, and the entire internal team that's supported all of this plus the external advisors at Credit Suisse and beyond have been really instrumental in this process and really having that group behind you. I mean, this is not something that I could have done, right? It's something that our company, our team is doing.

<<Benjamin Glenn, Interviewer>>

Yeah, maybe that's the thing, SPACs are a team sport.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

100%. I mean, it's a major operation to take a company public and like you were talking about the panel, I think this was one of the questions that was asked. And one of the other panelists mentioned the importance of that team when taking your company public and I really couldn't agree with that more.

<<Benjamin Glenn, Interviewer>>

Adam, is there anything more you want to tell us about the SPAC process or what you experienced there?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

I think the last thing I'd really add there is the importance of choosing the right partners. There are a lot of factors to consider and there are a lot of reasons that we're incredibly excited to be partnering with D8 Holdings. I think it comes down to the diligence that I mentioned, but also, their ability to actually help drive our company and build our company long-term. The commitments that they're making to us to join us long-term to actually help set up distribution in Asia, which is going to be an incredible market for us, as well as, frankly, their financial expertise that they bring to the table, especially with Donald the president and founder of the SPAC being the former CEO of DE Shaw Asia. So all of that together has made it a really good partnership with the medical device experience and company experience that we bring and then everything that they bring to the table. So it's part of the reason I'm really excited about this being an actual merger of the two companies coming together.

<<Benjamin Glenn, Interviewer>>

I think that is one of the advantages of the SPAC, it is a merger. You're bringing something together that wouldn't have been there, but now we have a new vehicle. So I look forward to hearing of your success and seeing how this goes forward.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Thanks.

<<Benjamin Glenn, Interviewer>>

Adam, thanks for coming to the studio and visiting with me.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Thank you so much for having me. It's been a pleasure.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of D8 Holdings Corp. (“D8 Holdings”) for their consideration. D8 Holdings has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement and will include a definitive proxy statement to be distributed to D8 Holdings’ shareholders in connection with D8 Holdings’ solicitation for proxies for the vote by D8 Holdings’ shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, D8 Holdings will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. D8 Holdings’ shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with D8 Holdings’ solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about D8 Holdings, Vicarious Surgical Inc. (“Vicarious Surgical”) and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by D8 Holdings, without charge, at the SEC's website located at www.sec.gov or by directing a request to D8 Holdings, at Unit 1008, 10/F, Champion Tower, 3 Garden Road, Central, Hong Kong.

Participants in the Solicitation

D8 Holdings, Vicarious Surgical and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from D8 Holdings’ shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of D8 Holdings’ shareholders in connection with the proposed business combination is set forth in the Registration Statement (and will be included in the definitive proxy statement/prospectus). You can find more information about D8 Holdings’ directors and executive officers in D8 Holdings’ Annual Report on Form 10-K/A, filed with the SEC on May 24, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement (and will be included in the definitive proxy statement/prospectus) and other relevant documents filed with the SEC. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Vicarious Surgical’s and D8 Holdings’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Vicarious Surgical and D8 Holdings. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of D8 Holdings or Vicarious Surgical is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Vicarious Surgical; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Vicarious Surgical’s ability to manage future growth; Vicarious Surgical’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its products; the effects of competition on Vicarious Surgical’s future business; the amount of redemption requests made by D8 Holdings’ public shareholders; the ability of D8 Holdings or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in the Registration Statement under the heading “Risk Factors,” and the other documents filed, or to be filed, by D8 Holdings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Vicarious Surgical nor D8 Holdings presently know or that Vicarious Surgical and D8 Holdings currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Vicarious Surgical’s and D8 Holdings’ expectations, plans or forecasts of future events and views as of the date of this communication. Vicarious Surgical and D8 Holdings anticipate that subsequent events and developments will cause Vicarious Surgical’s and D8 Holdings’ assessments to change. However, while Vicarious Surgical and D8 Holdings may elect to update these forward-looking statements at some point in the future, Vicarious Surgical and D8 Holdings specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Vicarious Surgical’s and D8 Holdings’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.